Stifel Financial Investor Presentation

September 2012

STIFEL
FINANCIAL

Disclaimer

Forward-Looking Statements

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (the "Company"). These statements can be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company's annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.

Note Regarding the Use of Non-GAAP Financial Measures

The Company utilized non-GAAP calculations of presented net revenues, compensation and benefits, non-compensation operating expenses, income before income taxes, provision for income taxes, net income, compensation and non-compensation operating expense ratios, pre-tax margin and diluted earnings per share as an additional measure to aid in understanding and analyzing the Company's financial results. Specifically, the Company believes that the non-GAAP measures provide useful information by excluding certain items that may not be indicative of the Company's core operating results and business outlook. The Company believes that these non-GAAP measures will allow for a better evaluation of the operating performance of the business and facilitate a meaningful comparison of the Company's results in the current period to those in prior periods and future periods. Reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance the overall understanding of the Company's current financial performance.

Market Overview

Market Overview

Average Daily Share Volume ($M)



Equity Mutual Fund Flows ($B)



U.S. IPOs



TRACE Avg. Volume ($B)



Date range includes January 1, 2011 through August 1, 2012. Sources: Factset, Thomson, Dealogic, ICI, New York Fed and Stifel.

Markets Going Forward

Yield	1/3/11	3/31/11	6/30/11	9/30/11	12/31/11	3/31/12	6/30/12	Current
S&P 500[1]	7.2%	7.0%	7.2%	8.3%	7.6%	7.4%	7.6%	7.1%
10 YR	3.3%	3.5%	3.2%	1.9%	1.9%	2.2%	1.7%	1.7%
Risk premium[2]	**3.8%**	**3.5%**	**4.0%**	**6.4%**	**5.7%**	**5.2%**	**6.0%**	**5.5%**



Date range includes January 1, 2011 through September 7, 2012. Source: Factset.
(1)   S&P 500 yield represents 2011E and 2012E calendar EPS over the value of the S&P.
(2)   Risk premium is calculated as the difference between the S&P 500 yield and the 10 year.

Strategy

Successful Growth Strategy



Net Revenues & Market Cap Growth

Strategy

Position the Company to take advantage of opportunities.

- Unburdened by capital constraints
- Low leverage business model and conservative risk management
- Built the Company through nine acquisitions since 2005; prudently evaluate all opportunities
- Capitalize on headwinds across the industry
- Select growth of high-quality talent
- Drive revenue synergies by leveraging the global wealth and institutional businesses

Stifel's Differentiated Value Proposition: Scale, Investor Clout, Focus



Bulge Bracket

- Size / scale
- Large distribution
- Investment Banking
- Retail
- Trading

Issues

- Deleverage
- Raise common equity
- Changing business models
- Headcount
- Large-cap focused

STIFEL
NICOLAUS
WEISEL

- **Size / scale**
- **Firm focus**
- **Stability (financial & personnel)**
- **Large distribution**
- **Growth investor access**
- **Investment Banking**
- **Retail**
- **Outstanding research**
- **Trading**

Middle Market

- Firm focus
- Good research
- Growth investor access

Issues

- Financial / firm stability
- Trading support
- Few with retail

Execution of Strategy Impacts Margins

Stifel Financial

2012 Investments:

- Hired 103 financial advisors YTD
- Opened 12 private client offices YTD and 25 since 1/1/2011
- Building our fixed income sales and trading operations
  - Hired 52 professionals
- Selectively hired professionals in areas we see opportunity
  - Senior research analysts in Healthcare and Technology
  - Investment Banking Managing Directors focused in FIG, Gaming, Industrial Technologies, Maritime, and Technology

2012YTD as of August 8, 2012.

Legacy Business vs. Investments

($ in thousands, except per share amounts)	6M 2012		
	Legacy[1]	Investments	Total
Net revenues	**760,512**	**14,228**	**774,740**
Compensation and benefits	476,560	17,518	494,078
Non-comp operating expenses	166,658	10,875	177,534
Total non-interest expenses	**643,219**	**28,393**	**671,612**
Income before income taxes	117,293	(14,165)	103,128
Provision for income taxes[2]	**48,018**	**(5,799)**	**42,219**
Net income	**69,275**	**(8,366)**	**60,909**
Diluted earnings per share	**$ 1.10**	**$ (0.13)**	**$ 0.97**
Ratios to net revenues:			
Compensation and benefits	62.7%		63.8%
Non-comp operating expenses	21.9%		22.9%
Income before income taxes	15.4%		13.3%

(1) Legacy revenues and expenses exclude new business and investments.
(2) For the six months ended June 30, 2012, legacy provision for income taxes is calculated using the tax rate for the six month period 2012 of 40.9%.

Stifel Financial Overview

Stifel Financial Overview

STIFEL FINANCIAL

Stifel Financial (NYSE: SF)

Financial services firm demonstrating *growth, scale* and *stability*

- $1.9 billion market capitalization[(1)]
- 2011 Represented our 16th year of consecutive record net revenues
- Balanced business model
- Top performing financial stock over the past ten years
- 38% Insider ownership [(2)]

Global Wealth Management (GWM)

- Private Client
- Stifel Bank & Trust
- Customer Financing
- Asset Management

- National presence with over 2,000 Financial Advisors
- $138 billion in total client assets

Institutional Group (IG)

- Independent Research
- Institutional Equity & Fixed Income Brokerage
- Equity & Fixed Income Capital Raising
- M&A Advisory

- Third largest U.S. equity research platform
- Broad product portfolio & industry expertise

(1) As of 9/7/12. (2) Insider ownership percentage includes all fully diluted shares, units outstanding, options outstanding, as well as shares owned by Stifel's former Chairman as of 8/8/2012.

Stifel Financial Overview

A Growth Story…



Net Revenues ($MM)[1]

CAGR: 26%

- 2006: $452
- 2007: $763
- 2008: $870
- 2009: $1,091
- 2010: $1,382
- 2011: $1,417
- 2012 6 mo: $775



Core Net Income ($MM)[1]

CAGR: 23%

- 2006: $40
- 2007: $67
- 2008: $73
- 2009: $76
- 2010: $125
- 2011: $114
- 2012 6 mo: $61



Total Equity ($MM)[1]

CAGR: 36%

- 2006: $220
- 2007: $425
- 2008: $593
- 2009: $873
- 2010: $1,254
- 2011: $1,302
- 6/30: $1,372



Total Client Assets ($BN)[1][2]

CAGR: 26%

- 2006: $35
- 2007: $59
- 2008: $53
- 2009: $94
- 2010: $114
- 2011: $129
- 6/30: $138



Financial Advisors [1][3]

CAGR: 18%

- 2006: 735
- 2007: 1,163
- 2008: 1,315
- 2009: 1,885
- 2010: 1,935
- 2011: 1,987
- 6/30: 2,028



Book Value Per Share[1][4]

CAGR: 21%

- 2006: $8.23
- 2007: $12.24
- 2008: $15.12
- 2009: $19.24
- 2010: $24.42
- 2011: $25.10
- 6/30: $25.63

(1) CAGR reflects years 2006 to 2011 for net revenues and core net income, and reflects years 2006 to 2012 assuming 6/30/12 as year-end 2012 for total equity, client assets, financial advisors and book value per share.
(2) Client assets - Includes FDIC-insured products as of 6/30/12 for years 2008-2012
(3) Includes Independent Contractors.
(4) Book Value Per Share adjusted for April 2011 three-for-two stock split (2006-2010).

Stifel Financial Overview

Building Scale…

Strategic Growth Through Acquisitions

 **STONE & YOUNGBERG**
- Investment Banking
- Sales and Trading
- Private Client
- October 2011

 **Thomas Weisel Partners** *Experts in Growth*
- Investment Banking
- Sales and Trading
- Research
- July 2010

UBS
- Private Client
- October 2009

 **ButlerWick** investments·trust·insurance
- Private Client
- Public Finance
- December 2008

RYAN BECK & Co.
- Private Client
- Capital Markets
- February 2007

 **LEGG MASON CAPITAL MARKETS**
- Capital Markets
- December 2005

		2005[1]	6/30/12
Retail Brokerage Network	Financial Advisors	467	2,028
	Private Client Branches	94	301
Equity Research	Senior Research Analysts	23	86
	Companies Under Coverage	230	976
Equity Institutional Brokerage	Sales and Trading Professionals	37	196
	Institutional Clients	500	3,500
Fixed Income Institutional Brokerage	Sales and Trading Professionals	17	247
	Institutional Clients	1,500	4,260
Investment Banking	Equity Professionals	23	252
	Fixed Income Professionals	43	106
	M&A Professionals	2	6
	Industry Groups	5	13

[1]As of September 2005.

Stifel Financial Overview

Stability Achieved Through A Balanced Business Model

- Balanced business model facilitates growth during volatile markets

- Stable GWM business is augmented by profitable and growing Institutional Group

- Proven ability to grow all businesses

Net Revenues		Operating Contribution	
6 mo 2011	**6 mo 2012**	**6 mo 2011**	**6 mo 2012**









Note: Net revenues and operating contribution excludes the Other segment.

Stifel Financial Overview

Cumulative Price Appreciation As of August 31, 2012

Since 12/31/11	
FBR & Co.	47.80%
Edelman Financial	34.25%
Piper Jaffray	21.83%
Greenhill & Co.	20.02%
Goldman Sachs Group	16.91%
Raymond James Financial	13.70%
S&P 500 Index	11.85%
Lazard	9.12%
Jefferies Group	6.84%
Legg Mason	2.20%
Stifel Financial Corp.	1.97%
Cowen Group	0.77%
KBW	0.72%
Morgan Stanley	-0.86%
Evercore Partners	-7.21%
Oppenheimer	-7.33%
SWS Group	-13.10%
JMP Group	-24.62%

Since 12/31/07	
Stifel Financial Corp.	39.87%
Evercore Partners	14.62%
Raymond James Financial	7.78%
S&P 500 Index	-4.21%
Edelman Financial	-13.95%
Lazard	-29.97%
Greenhill & Co.	-34.34%
Jefferies Group	-36.27%
JMP Group	-36.44%
KBW	-40.25%
Piper Jaffray	-46.87%
Goldman Sachs Group	-50.84%
SWS Group	-52.88%
Oppenheimer	-64.77%
Legg Mason	-66.40%
FBR & Co.	-68.37%
Morgan Stanley	-71.76%
Cowen Group	NM

Since 12/31/02	
Stifel Financial Corp.	780.07%
Raymond James Financial	167.75%
S&P 500 Index	59.87%
Goldman Sachs Group	55.24%
Jefferies Group	40.00%
Edelman Financial	0.92%
Legg Mason	-24.04%
SWS Group	-33.96%
Oppenheimer	-40.91%
Morgan Stanley	-62.42%
Cowen Group	NM
Evercore Partners	NM
FBR & Co.	NM
Greenhill & Co.	NM
JMP Group	NM
KBW	NM
Lazard	NM
Piper Jaffray	NM

Statement of Financial Condition

As June 30, 2012

Total Assets ($ in Billions)



Total Capitalization ($ in Billions)



Leverage Ratio



Book Value Per Share[1]



[1]Per share information adjusted for April 2011 three-for-two stock split

Global Wealth Management

Global Wealth Management

Provides Securities Brokerage Services and Stifel Bank Products

Overview

- Grown from 600+ financial advisors in 2005 to over 2,000[1] financial advisors currently

- Proven organic growth and acquirer of private client business (56 UBS branches, Butler Wick, Ryan Beck)

- Retail investors are generally mid- to long-term buyers

- Goal of providing price stability and support to the institutional order book

- Strategy of recruiting experienced advisors with established client relationships

- Expanding U.S. footprint

Net Revenues ($MM) [2]



Operating Contribution ($MM) [2]



(1) Includes Independent Contractors.
(2) CAGR reflects years 2006 to 2011.

Global Wealth Management

STIFEL FINANCIAL

Opportunity Through Growth

GWM Broker Growth [1]



GWM Branch Growth



GWM Account Growth



GWM Assets Under Management Growth ($MM) [2]



(1) Includes Independent Contractors. (2) Client assets - Includes FDIC-insured products as of 6/30/12 for years 2008-2012.

Global Wealth Management – Stifel Bank & Trust

Overview

- Acquired FirstService Bank, a St. Louis-based, Missouri-chartered commercial bank, in April 2007
- Stifel Financial became a bank holding company and financial services holding company
- Balance sheet growth with low-risk assets
- Funded by Stifel Nicolaus client deposits
- Maintain high levels of liquidity

Strength of Brokerage Position

- Offers banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services
  - Built-in source of business
  - High net worth clients
- Highly efficient due to lack of "brick and mortar" deposit focused facilities

Interest Earnings Assets [1]



- Cash
- Investment Securities
- Loans Receivable

Total: $2.5 Billion

Investment Portfolio



- ABS
- Munis
- MBS
- Corporates
- Agency MBS
- CMBS

Total: $1.8 Billion

Loan Portfolio (Gross)



- Residential Real Estate
- Securities-Based Lending
- HELOC
- Commercial & Industrial

Total: $716 Million[2]

Note: Data as of 6/30/12.
(1) Average interest earning assets for the three months ended June 30, 2012.
(2) Construction and Land and Commercial Real Estate make up less than 1% of the loan portfolio

Institutional Group

Institutional Group

Overview

- Provides securities brokerage, trading, research, underwriting and corporate advisory services

- One of the largest providers of U.S. Equity Research

- 2nd largest Equity trading platform in the U.S. outside of the Bulge Bracket[1]

- Full Service Middle-Market Investment Bank

- Comprehensive Fixed Income platform

Net Revenues ($MM)[2]



Equity Brokerage + Investment Banking[2]



Fixed Income Brokerage + Investment Banking



(1) Based on 2011 U.S. trading volume per Bloomberg.
(2) Includes TWPG historical investment banking and brokerage revenues for years 2006 through June 30, 2010.
(3) CAGR reflects years 2006 to 2011.

Institutional Group – Research

Third Largest U.S. Equity Research Platform

U.S. Equity Research Coverage [1]

		Companies Under Coverage	
Rank	Firm	Overall	Small Cap[2]
1	JPMorgan	1,070	198
2	Bank of America Merrill Lynch	1,027	182
3	**Stifel Nicolaus**	**1,025**	**364**
4	Barclays Capital	955	130
5	**Raymond James**	**947**	**357**
6	Citi	882	140
7	Sidoti & Company LLC	859	684
8	Goldman Sachs	851	100
9	Wells Fargo Securities	846	180
10	Credit Suisse	822	161
10	Morgan Stanley	822	113
12	Deutsche Bank	800	153
13	UBS	799	100
14	RBC Capital Markets	792	166
15	Morningstar, Inc.	789	77
16	**Jefferies & Co.**	**737**	**198**
17	**Robert W. Baird & Co.**	**640**	**207**
18	BMO Capital Markets	530	117
19	**Keybanc Capital Markets**	**527**	**165**
20	**William Blair**	**506**	**170**

Stifel Research Highlights

- 3rd largest provider of U.S. equity research
- 2nd largest provider of US small cap equity coverage
- Largest provider of U.S. equity coverage in:
  - Technology
  - Real Estate
  - Internet, Media & Telecom
- Second largest provider of Transportation
- Third largest provider of:
  - Financial Institutions
  - Consumer & Retail

Coverage Balanced Across All Market Caps [2]



Large Cap 26%
Small Cap 40%
Mid Cap 34%

(1) Source: StarMine rankings as of 8/31/12. Does not include Closed End Funds.
(2) Small Cap includes market caps less than $1 billion; Mid Cap includes market caps less than $5 billion.
Note: Bold font indicates middle-market firms. Research coverage distribution as of 8/31/12.

Institutional Group – Research

Proven, Consistent - Qualitative Research

Research Model	Award Highlights

Research Model

- >50% of analysts worked in the field they cover

- ~35% of analysts initially joined as associates

- Average Stifel analyst has 10 years of experience

- More than 1/3 of analysts have the CFA designation

- Solid retention drives continuity, experience and better research

Award Highlights

- #3 (tied) in 2012 FT/StarMine Survey

- Most #1 awards in 2011 FT/StarMine Survey

- Most top 10 rankings in 2012 FT/StarMine Earnings Estimates

- Ranked 5th overall in total FT/StarMine awards since 2004

- #5 (tied) in WSJ Best on the Street Survey 2012

- #1 in WSJ Best on the Street Survey 2010

- Only firm ranked in the top 12 each year for the last 8 years in the WSJ Best on the Street Survey and StarMine Awards

Institutional Group – Equity Sales and Trading

Powerful Platform Spanning North America and Europe

Institutional Equity Sales

- 96 person sales force, commission based
- Experts in small and mid cap growth and value
- Team based sales model with 2-4 coverage sales people per account
- Team leaders have an average of 15 years experience
- Offices in all major institutional markets in North America & Europe
- Accounts range from large mutual funds to small industry focused investors
- Managed over 675 non-deal roadshow days in 2011
- Extensive experience with traditional and overnight corporate finance transactions

Equity Trading

- 34 coverage traders located in
  - Baltimore, New York, Boston, Dallas, San Francisco, Cleveland, London, and Canada
- 20 position traders covering each major industry
- 25 specialized traders focused on: Program & Option Trading, NY Stock Exchange Trading, Retail Block Trading, and Convertible Trading
- Agency model – no proprietary trading or prime brokerage
- Profitable model with advantages of scale

Distribution Network: Over 200 Professionals Globally

- Agency model – no proprietary trading or prime brokerage
- Major liquidity provider to largest equity money management complexes
- Multi-execution venues: high-touch, algorithms, program trading and direct market access
- Dedicated convertible sales, trading and research desk

Institutional Group – Fixed Income

Strong Fixed Income Capital Markets Capabilities

Overview

- Comprehensive platform
  - 86 traders with annual client trade volume approaching $275 billion
  - 17 dedicated fixed income strategists
- *Institutional Investor All-Star* nominated team
- Widespread distribution
  - 143 fixed income sales professionals covering over 4,200 accounts
  - 36 institutional fixed income offices nationwide

Client Distribution [1][2]



- All Other 6%
- Bank/Thrift/ Credit Union 22%
- Broker/Dealers 9%
- Government Entities 9%
- Insurance Cos. 16%
- Money Manager 38%

Platform & Products

- Focus on long-only money managers and income funds versus hedge funds

- Consistency of execution

- Identification of relative value through security selection

- Agency/Gov't Securities
- Money Markets
- Mortgages
- Asset-Backed Securities
- Investment Grade Credit
- High Yield Credit
- Aircraft Finance & Credit Solutions

- Whole Loans
- Municipals
- Emerging Markets
- Structured Products
- Stifel Capital Advisors

(1) Client Distribution is for 1/1/12 – 6/30/12.
(2) Other category includes: Corporation, Hedge Fund, Pension Fund, Trust Company, Foundation, Endowment, University & Non-Profit.

Institutional Group – Investment Banking

STIFEL FINANCIAL

Accomplished U.S. Equity Underwriting Franchise – All Equity Transactions

All Managed Equity Deals Since 2005

($ in billions)

Rank	Firm	# of Deals	$ Volume
1	Bank of America Merrill Lynch	1,442	$901.4
2	JPMorgan	1,363	$823.6
3	Citi	1,137	$690.3
4	UBS	1,050	$601.3
5	Morgan Stanley	1,044	$701.4
6	Wells Fargo Securities	1,031	$548.3
7	Barclays	951	$580.8
8	Credit Suisse	918	$617.0
9	Deutsche Bank	871	$518.6
10	Goldman Sachs	842	$606.6
11	RBC Capital Markets	826	$356.5
12	**Stifel Nicolaus Weisel**	**751**	**$205.9**
13	**Raymond James**	**734**	**$297.6**
14	**Oppenheimer & Co Inc**	**518**	**$116.2**
15	**Piper Jaffray & Co**	**483**	**$162.6**
16	**Jefferies & Company**	**458**	**$116.5**
17	**Robert W Baird & Co**	**339**	**$93.9**
18	**Keefe Bruyette & Woods**	**320**	**$134.7**
19	**BMO Capital Markets**	**294**	**$119.5**
20	**JMP Securities LLC**	**292**	**$59.7**

Bookrun Equity Deals Since 2005

($ in billions)

Rank	Firm	# of Deals	% Bookrun	$ Volume
1	Bank of America Merrill Lynch	1,139	79%	$205.7
2	JPMorgan	977	72%	$190.4
3	Morgan Stanley	856	82%	$177.1
4	Citi	853	75%	$155.6
5	Goldman Sachs	685	81%	$176.2
6	Barclays	681	72%	$111.0
7	UBS	638	61%	$86.6
8	Credit Suisse	623	68%	$98.6
9	Deutsche Bank	527	61%	$66.7
10	Wells Fargo Securities	483	47%	$55.1
11	**Jefferies & Company**	**239**	**52%**	**$15.8**
12	RBC Capital Markets	204	25%	$18.3
13	**Stifel Nicolaus Weisel**	**149**	**20%**	**$8.2**
13	**Raymond James**	**149**	**20%**	**$10.2**
15	**Piper Jaffray & Co**	**136**	**28%**	**$6.8**
16	**Keefe Bruyette & Woods**	**115**	**36%**	**$9.0**
17	**Oppenheimer & Co Inc**	**101**	**19%**	**$4.3**
18	**Roth Capital Partners**	**91**	**56%**	**$2.5**
19	**Sandler O'Neill & Partners**	**84**	**42%**	**$7.0**
20	**Cowen & Co LLC**	**71**	**26%**	**$2.9**

Source: Dealogic. Rank eligible SEC registered IPOs and Follow-On offerings since 2005. Includes demutualizations. As of 8/31/12.
Note: $ Volume represents full credit to underwriter for All Managed Equity Deals and apportioned credit to bookrunner for Bookrun Equity Deals.
Bold font indicates middle-market firms.
Stifel results based on pro forma figures for both Stifel and TWP.

Financial Results

Stifel Financial Corp. Results

Three months ended June 30, 2012

($ in thousands, except per share amounts)	Three Months Ended				
	6/30/12	6/30/11 [1]	% Change	3/31/12	% Change
Net revenues	$ 374,407	$ 358,857	*4.3%*	$ 400,333	*(6.5%)*
Compensation and benefits	239,374	229,939	*4.1%*	254,704	*(6.0%)*
Non-comp operating expenses	91,159	125,043	*(27.1%)*	86,375	*5.5%*
Total non-interest expenses	330,533	354,982	*(6.9%)*	341,079	*(3.1%)*
Income before income taxes	43,874	3,875	*	59,254	*(26.0%)*
Provision for income taxes	17,738	459	*	24,481	*(27.5%)*
Net income	$ 26,136	$ 3,416	*	$ 34,773	*(24.8%)*
Earnings per share:					
Diluted	$ 0.42	$ 0.05	*740.0%*	$ 0.55	*(23.6%)*
Weighted average number of shares outstanding:					
Diluted	62,678	63,245	*(0.9%)*	62,669	*0.0%*
Ratios to net revenues :					
Compensation and benefits	63.9%	64.1%		63.6%	
Non-comp operating expenses	24.4%	34.8%		21.6%	
Income before income taxes	11.7%	1.1%		14.8%	

* Percentage is not meaningful.

[1] Results for the three months ended June 30, 2011 include litigation-related charges and merger-related expenses of $27.9 million after-tax.

Stifel Financial Corp. Results

Six months ended June 30, 2012

($ in thousands, except per share amounts)	Six Months Ended		
	6/30/12	6/30/11 [1]	% Change
Net revenues	$ 774,740	$ 725,470	6.8%
Compensation and benefits	494,078	461,105	7.2%
Non-comp operating expenses	177,534	209,806	(15.4%)
Total non-interest expenses	671,612	670,911	0.1%
Income before income taxes	103,128	54,559	89.0%
Provision for income taxes	42,219	19,745	113.8%
Net income	$ 60,909	$ 34,814	75.0%
Earnings per share :			
Diluted	$ 0.97	$ 0.55	76.4%
Weighted average number of shares outstanding:			
Diluted	62,700	63,239	(0.9%)
Ratios to net revenues :			
Compensation and benefits	63.8%	63.6%	
Non-comp operating expenses	22.9%	28.9%	
Income before income taxes	13.3%	7.5%	

[1] Results for the six months ended June 30, 2011 include litigation-related charges and merger-related expenses of $29.4 million after-tax.

Sources of Revenues

($ in thousands)	Quarter Ended					Six Months Ended		
	6/30/12	6/30/11	% Change	3/31/12	% Change	6/30/12	6/30/11	% Change
Commissions	$ 127,427	$ 138,315	(7.9%)	$ 123,303	3.3%	$ 250,730	$ 294,101	(14.7%)
Principal transactions	91,564	79,741	14.8%	116,233	(21.2%)	207,797	172,600	20.4%
Capital raising	40,733	39,689	2.6%	54,833	(25.7%)	95,566	72,047	32.6%
Advisory	26,630	24,729	7.7%	15,605	70.7%	42,235	33,789	25.0%
Investment banking	67,363	64,418	4.6%	70,438	(4.4%)	137,801	105,836	30.2%
Asset mgt and service fees	65,311	56,981	14.6%	60,818	7.4%	126,129	114,661	10.0%
Other	5,418	4,556	18.9%	13,294	(59.2%)	18,712	10,812	73.1%
Total operating revenues	357,083	344,011	3.8%	384,086	(7.0%)	741,169	698,010	6.2%
Interest revenue	27,181	21,229	28.0%	25,257	7.6%	52,438	40,085	30.8%
Total revenues	384,264	365,240	5.2%	409,343	(6.1%)	793,607	738,095	7.5%
Interest expense	9,857	6,383	54.4%	9,010	9.4%	18,867	12,625	49.4%
Net revenues	$ 374,407	$ 358,857	4.3%	$ 400,333	(6.5%)	$ 774,740	$ 725,470	6.8%

Brokerage Revenues

($ in thousands)	Quarter Ended					Six Months Ended		
	6/30/12	6/30/11	% Change	3/31/12	% Change	6/30/12	6/30/11	% Change
Principal transactions:								
Taxable debt	$ 47,831	$ 43,020	11.2%	$ 61,433	(22.1%)	$ 109,264	$ 94,439	15.7%
Municipal debt	23,851	18,850	26.5%	21,826	9.3%	45,677	38,388	19.0%
Equities	8,463	8,896	(4.9%)	21,108	(59.9%)	29,571	20,519	44.1%
Other	11,419	8,975	27.2%	11,866	(3.8%)	23,285	19,254	20.9%
Total principal transactions	$ 91,564	$ 79,741	14.8%	$ 116,233	(21.2%)	$ 207,797	$ 172,600	20.4%
Commissions	127,427	138,315	(7.9%)	123,303	3.3%	250,730	294,101	(14.7%)
Total brokerage revenues	$ 218,991	$ 218,056	0.4%	$ 239,536	(8.6%)	$ 458,527	$ 466,701	(1.8%)

Non-Interest Expenses

Six months ended June 30, 2012

($ in thousands)	Six Months Ended 6/30/12	6/30/11	% Change [1]	% of Net revenues 6/30/12	6/30/11
Compensation and benefits	**455,336**	424,738	**7.2%**	*58.8%*	*58.6%*
Transitional pay [2]	**38,742**	36,367	**6.5%**	*5.0%*	*5.0%*
Total compensation and benefits	**494,078**	461,105	**7.2%**	*63.8%*	*63.6%*
Occupancy and equipment rental	**63,111**	59,048	**6.9%**	*8.1%*	*8.1%*
Communication and office supplies	**41,170**	37,360	**10.2%**	*5.3%*	*5.1%*
Commissions and floor brokerage	**15,359**	13,543	**13.4%**	*2.0%*	*1.9%*
Other operating expenses	**57,894**	99,855	**(42.0%)**	*7.5%*	*13.8%*
Total non-comp operating expenses	**177,534**	209,806	**(15.4%)**	*22.9%*	*28.9%*
Total non-interest expense	**671,612**	670,911	**0.1%**	*86.7%*	*92.5%*

[1] Results for the six months ended June 30, 2011 include litigation-related charges and merger-related expenses of $29.4 million after-tax.

[2] Transition pay includes amortization of upfront notes, signing bonuses and retention awards.

Segment Comparison

STIFEL
FINANCIAL

($ in thousands)	Quarter Ended					Six Months Ended		
	6/30/12	6/30/11	% Change	3/31/12	% Change	6/30/12	6/30/11	% Change
Net revenues:								
Global Wealth Management	**$ 240,029**	$ 225,645	**6.4%**	$ 248,348	**(3.3%)**	**$ 488,377**	$ 464,091	**5.2%**
Institutional Group	**135,297**	132,915	**1.8%**	148,504	**(8.9%)**	**283,801**	259,909	**9.2%**
Other	**(919)**	297	*****	3,481	**(126.4%)**	**2,562**	1,470	**74.3%**
	$ 374,407	$ 358,857	**4.3%**	$ 400,333	**(6.5%)**	**$ 774,740**	$ 725,470	**6.8%**
Operating contribution:								
Global Wealth Management	**$ 61,353**	$ 55,426	**10.7%**	$ 69,178	**(11.3%)**	**$ 130,531**	$ 116,898	**11.7%**
Institutional Group	**17,546**	21,951	**(20.1%)**	23,704	**(26.0%)**	**41,250**	43,344	**(4.8%)**
Other [1]	**(35,025)**	(73,502)	**(52.3%)**	(33,628)	**4.2%**	**(68,653)**	(105,683)	**(35.0%)**
	$ 43,874	$ 3,875	*****	$ 59,254	**(26.0%)**	**$ 103,128**	$ 54,559	**89.0%**

* Percentage is not meaningful.

[1] Results for the three and six months ended June 30, 2011 include litigation-related charges and merger-related expenses of $45.1 million pre-tax and $47.5 million pre-tax, respectively.

Conclusion

Opportunities Drive our Growth

Stifel is Well-Positioned to Take Advantage of Opportunities

Strategic Initiatives

- Attract and retain high-quality talent

- Continue building client facing, agency-only businesses

- Continue to expand private client footprint in the U.S.

- Continue to expand fixed income businesses

- Continue to expand investment banking capabilities

- Focus on quality asset generation within Stifel Bank

- Expand traditional asset management capabilities

- Approach acquisition opportunities with discipline

Strong Balance Sheet Facilitates Growth